12061 Bluemont Way Reston, VA 20190 t: 703-948-3200 VerisignInc.com

June 6, 2013
BY EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	VeriSign, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 File No. 000-23593
Dear Mr. Gilmore:
I write on behalf of VeriSign, Inc. the “Company”) in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 30, 2013 (the “Comment Letter”) setting out additional comments with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on February 28, 2013 (the “Annual Report”).

On behalf of the Company, set forth below is the response to each comment contained in the Comment Letter. For ease of reference, we have repeated the Staff's comments in italicized text prior to the responses. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 10-K for the Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data
Note 1 - Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 64

1.
We note comments made by your Chief Financial Officer in the First Quarter 2013 earnings call on April 25, 2013 which indicated that you “changed [y]our methodology of how [you] account for contra revenue.” The Chief Financial Officer further states that you “went to a GAAP convention which recognizes [marketing] expense over the life of the customer contract that is entered into.” Please provide additional details regarding your policy change and your analysis under ASC 250.

The Company makes payments to its Registry Services customers for promotional marketing programs which are recorded as contra revenue based on the guidance in ASC 605-50 “Revenue Recognition - Customer Payments and Incentives.” The Company has historically followed a non-GAAP policy of recognizing the entire amount for the promotional marketing programs as contra revenue when the liability was recognized, rather than recognizing contra revenue over the term that the related revenues are recognized (following the guidance in ASC 605-50-25). Revenues from initial registration and renewal of domain names are deferred and recognized ratably over the applicable registration or renewal term.

Mr. Patrick Gilmore
Accounting Branch Chief
June 6, 2013

Total contra revenue amounts subject to this non-GAAP policy and the impact of using the non-GAAP policy have historically not been significant. The Company evaluated the impact of using the non-GAAP policy to the previously issued annual and interim financial statements and also the cumulative impact existing as of the end of each period using the guidance in ASC 250-10-S99-1 and ASC 250-10-S99-2 and determined that the impact was quantitatively and qualitatively not material to any annual or interim period using both the rollover and the iron curtain method. Therefore the Company made the change prospectively. The impact of the change in method was not material to the first quarter 2013 financial statements and is not expected to be material to any other periods in 2013.
Note 7 - Debt and Interest Expense
Convertible Debentures, page 72

2.
We note in your response to prior comment 2 that the equity component of your convertible debt was $686 million and that you recorded a $267 million reduction to equity related to the deferred taxes associated with the debt discount. Please tell us the consideration you gave to describing the two equity components separately in future filings.

The Company included a table on page 73 of the 2012 Form 10-K showing the initial allocation of the proceeds from the issuance of the Convertible Debentures to the various financial statement line items. This table shows the amount of $267 million recorded to long-term deferred tax liabilities and the amount of $419 million (net equity component) recorded to additional paid-in capital. In future filings beginning with its Annual Report on Form 10-K for the fiscal year ending December 31, 2013, the Company will include more detail about the carrying amount of equity component, which, based on current facts and circumstances, is anticipated to be as follows:

	As of December 31
	2013	2012
	(In thousands)
Debt discount upon issuance (net of issuance costs of $14,449 allocated to equity)	$686,221	$686,221
Deferred taxes associated with the debt discount upon issuance	(267,225)	(267,225)
Carrying amount of equity component	$418,996	$418,996

*            *            *            *

We hope that these responses adequately address the Staff's comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Richard H. Goshorn, Senior Vice-President, General Counsel and Secretary, at (703) 948-4551, Luci Altman, Vice-President, Associate General Counsel, at (703) 948-3966, or me at (703) 948-3963.

Very truly yours,
/S/ George E. Kilguss, III
George E. Kilguss, III
Chief Financial Officer
VeriSign, Inc.

Mr. Patrick Gilmore
Accounting Branch Chief
June 6, 2013

cc:	Jaime John
Securities and Exchange Commission

Richard H. Goshorn
Luci Altman
John Calys
VeriSign, Inc.

David Lopez
Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP